Exhibit 99.3

Iris Energy Limited

Unaudited Interim Consolidated Financial Statements
31 December 2022

Iris Energy Limited
Contents
31 December 2022

Unaudited interim consolidated statements of profit or loss and other comprehensive income	2
Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of changes in equity	4
Unaudited interim consolidated statements of cash flows	5
Notes to the unaudited interim consolidated financial statements	6

Iris Energy Limited
Unaudited interim consolidated statements of profit or loss and other comprehensive income
For the period ended 31 December 2022

	Note	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
		$'000	$'000	$'000	$'000

Revenue
Bitcoin mining revenue		13,755	20,147	29,967	30,579
Gain/(loss) on sale of assets		(5,137)	-	(5,137)	-

Expenses
Depreciation		(11,544)	(1,261)	(18,996)	(1,976)
Electricity charges		(7,362)	(2,635)	(13,937)	(4,231)
Employee benefits expense		(4,064)	(1,310)	(8,662)	(2,482)
Share-based payments expense	18	(3,152)	(4,927)	(6,770)	(6,777)
Impairment of assets	11	(89,963)	-	(89,963)	(352)
Loss allowance for other receivables	7	(15,209)	-	(15,209)	-
Professional fees		(1,747)	(2,541)	(3,040)	(3,573)
Other operating expenses	3	(3,624)	(1,913)	(7,240)	(2,967)

Operating profit/(loss)		(128,047)	5,560	(138,987)	8,221

Finance expense	4	(10,350)	70,700	(13,915)	(420,674)
Interest income		257	-	214	-
Foreign exchange gain/(loss)		(6,225)	(2,786)	(7,176)	(88)

Profit/(loss) before income tax (expense)/benefit		(144,365)	73,474	(159,864)	(412,541)

Income tax benefit/(expense)	5	411	(3,151)	(2,030)	(6,226)

Profit/(loss) after income tax (expense)/benefit for the period		(143,954)	70,323	(161,894)	(418,767)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		14,112	(9,926)	(12,115)	(7,231)

Other comprehensive income/(loss) for the period, net of tax		14,112	(9,926)	(12,115)	(7,231)

Total comprehensive income/(loss) for the period		(129,842)	60,397	(174,009)	(425,998)

		Cents	Cents	Cents	Cents

Basic earnings per share	15	(271.46)	190.15	(305.29)	(1,441.52)
Diluted earnings per share	15	(271.46)	(68.26)	(305.29)	(1,441.52)

The above unaudited interim consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of financial position
As at 31 December 2022

	Note	31 Dec 2022	30 June 2022
		$'000	$'000

Assets

Current assets
Cash and cash equivalents	6	40,661	109,970
Other receivables	7	2,574	23,654
Prepayments and other assets		31,410	26,630
Total current assets		74,645	160,254

Non-current assets
Property, plant and equipment	9	273,255	247,562
Right-of-use assets	10	1,345	1,253
Goodwill	11	-	634
Deferred tax assets		2,150	2,235
Mining hardware prepayments	8	58,978	158,184
Other assets		1,582	338
Total non-current assets		337,310	410,206

Total assets		411,955	570,460

Liabilities

Current liabilities
Trade and other payables		17,649	18,813
Borrowings	12	110,718	60,484
Income tax		2,846	1,204
Employee benefits		4,393	2,136
Provisions	13	4,628	2,469
Total current liabilities		140,234	85,106

Non-current liabilities
Borrowings	12	1,261	47,803
Deferred tax liabilities		337	189
Total non-current liabilities		1,598	47,992

Total liabilities		141,832	133,098

Equity
Issued capital		926,581	926,581
Reserves		(12,159)	(6,814)
Accumulated losses		(644,299)	(482,405)

Total equity		270,123	437,362

Total liabilities and equity		411,955	570,460

The above unaudited interim consolidated statements of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of changes in equity
For the period ended 31 December 2022

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000

Balance at 1 July 2021	10,338	2,843	(62,635)	(49,454)

Loss after income tax expense for the period	-	-	(418,767)	(418,767)
Other comprehensive loss for the period, net of tax	-	(7,231)	-	(7,231)

Total comprehensive loss for the period	-	(7,231)	(418,767)	(425,998)

Transactions with owners in their capacity as owners:
Share-based payments (note 18)	-	6,777	-	6,777
Issue of ordinary shares	220,683	-	-	220,683
Conversion of hybrid financial instruments	695,383	-	-	695,383
Share-based payments, prepaid in advance	177	-	-	177

Balance at 31 December 2021	926,581	2,389	(481,402)	447,568

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000

Balance at 1 July 2022	926,581	(6,814)	(482,405)	437,362

Loss after income tax (expense)/benefit for the period	-	-	(161,894)	(161,894)
Other comprehensive loss for the period, net of tax	-	(12,115)	-	(12,115)

Total comprehensive loss for the period	-	(12,115)	(161,894)	(174,009)

Transactions with owners in their capacity as owners:
Share-based payments (note 18)	-	6,770	-	6,770

Balance at 31 December 2022	926,581	(12,159)	(644,299)	270,123

The above unaudited interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of cash flows
For the period ended 31 December 2022

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Cash Flows from Operating Activities
Receipts from Bitcoin mining activities	29,945	30,579
Payments to suppliers (inclusive of GST)	(32,318)	(17,814)

	(2,373)	12,765
Interest received	254	-
Interest paid	(4,144)	(1,388)

Net cash from/(used in) operating activities	(6,263)	11,377

Cash Flows from Investing Activities
Payments for property, plant and equipment	(54,653)	(18,731)
Payments for mining hardware	(10,003)	(95,795)
Repayment of loan issued by the Group	2,244	-
Prepayments and deposits	(4,919)	-
Proceeds from sale of assets	16,616	-

Net cash used in investing activities	(50,715)	(114,526)

Cash Flows from Financing Activities
Proceeds from hybrid financial instruments	-	107,845
Capital raising costs	(214)	(1,963)
Repayment of borrowings	(9,432)	(1,048)
Proceeds (net of underwriting fees) from Initial Public Offering	-	215,331
Payment of borrowing transaction costs	(200)	-
Repayment of lease liabilities	(108)	(3)

Net cash from/(used in) financing activities	(9,954)	320,162

Net increase/(decrease) in cash and cash equivalents	(66,932)	217,013
Cash and cash equivalents at the beginning of the period	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents	(2,377)	(1,022)

Cash and cash equivalents at the end of the period	40,661	254,981

The above unaudited interim consolidated statements of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 1. General information

These unaudited interim consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited ('Company' or 'Parent Entity') and the entities it controlled at the end of, or during, the period (collectively the 'Group').

Iris Energy Limited was previously known as Iris Energy Pty Ltd until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

The Group completed an initial public offering ('IPO') on 17 November 2021. The IPO was led by lead book-runners J.P. Morgan, Canaccord Genuity and Citigroup, and raised total gross proceeds of $231,538,468.

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 15 February 2023. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.

Reverse share split
On 4 November 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.

Note 2. Significant accounting policies

These unaudited interim consolidated financial statements for the periods ended 31 December 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2022 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ('IFRS'). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2022.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board ('IASB') that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group's unaudited interim consolidated financial statements.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cashflows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in Bitcoin’s value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A continued decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued reliability, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The Group can wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key considerations in developing these assumptions include:
●	A base case scenario assuming current Bitcoin prices and global hashrate for the next 12 months, which has been considered at various bitcoin and hashrate scenarios;
●	The completion of key construction projects including energization of 20MW at Childress, Texas and receipt of associated construction and energization deposit refunds prior to 30 June 2023;
●
The Group does not currently have any corporate level debt outstanding. On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender to the Non-Recourse SPVs is taking steps to enforce the indebtedness and its rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed a receiver to the Non-Recourse SPVs on February 3, 2023. See note 12 for further information; and

●
The Group entered into an agreement with B. Riley Principal Capital II, LLC (“B. Riley”) effective 26 January 2023 pursuant to which Iris Energy Limited has the option, but not the obligation, to sell up to $100 million of ordinary shares to B. Riley over the next two years. For the purposes of the going concern assessment, the Group has assumed utilization of this facility in line with the terms of the agreement.

These key assumptions have been considered using a range of historic Bitcoin price and global hashrate scenarios. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to be able to respond accordingly.

For the six-month period ended 31 December 2022, the Group incurred a loss after tax of $161,894,000 (31 December 2021: $418,767,000) and net operating cash outflows of $6,263,000 (31 December 2021 inflows of $11,377,000).
As at 31 December 2022, the Group had net current liabilities of $65,589,000 (30 June 2022 net current assets: $75,148,000) and net assets of $270,123,000 (30 June 2022: $437,362,000). Net current assets excluding current borrowings held by the Non-Recourse SPVs as at 31 December 2022 is $45,001,000.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Foreign operations

The assets and liabilities of foreign operations are translated into US dollars using the relevant exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income/(loss) through the foreign currency translation reserve in equity.

The foreign currency translation reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

Note 3. Other operating expenses

	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000	$'000	$'000

Insurance	1,437	976	3,392	1,104
Advertising, marketing and sponsorship	99	65	110	131
Short term office and equipment rental	54	30	155	73
Site expenses	889	340	1,377	574
Charitable donations	85	43	149	447
Filing fees	19	393	39	421
Site identification costs	-	-	15	-
Other expenses	506	66	976	217
Non-refundable sales tax	535	-	1,027	-

Other expenses	3,624	1,913	7,240	2,967

Note 4. Finance expense

	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000	$'000	$'000

Interest expense on borrowings	9,868	801	12,974	1,349
Interest expense on hybrid financial instruments	-	13,187	-	26,748
Interest expense on lease liabilities	23	25	46	50
Amortization of capitalized borrowing costs	459	1,196	895	1,784
Loss/(gain) on embedded derivatives held at fair value through profit or loss	-	(85,909)	-	390,743

Finance expense	10,350	(70,700)	13,915	420,674

Interest expense on borrowings includes late fees and interest charged on third-party loans held by the Non-Recourse SPVs. See note 12 for further details.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 5. Income tax expense

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Numerical reconciliation of income tax expense and tax at the statutory rate
Profit/(loss) before income tax (expense)/benefit	(159,864)	(412,541)

Tax at the statutory tax rate of 30%	(47,959)	(123,762)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	11,797	127,913

	(36,162)	4,151
Current year tax losses not recognized	18,138	1,816
Difference in overseas tax rates	6,275	259
Current period temporary differences not recognized	3,220	-
Prior year current tax under/(over) provision	(363)	-
Recognition of previously unrecognized tax losses	(38)	-
Derecognition of previously recognized tax losses	10,960	-

Income tax expense	2,030	6,226

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Income tax expense
Current tax	1,814	6,698
Deferred tax	216	(472)

Income tax expense	2,030	6,226

Note 6. Cash and cash equivalents

	31 Dec 2022	30 June 2022
	$'000	$'000

Current assets
Cash at bank	40,661	109,970

Cash at bank includes $1,258,000 of monies held by the Non-Recourse SPVs as at 31 December 2022 which is not expected to be recoverable by the Group. A provision has been recognized for these amounts at 31 December 2022, see note 13 for further details.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 7. Other receivables

	31 Dec 2022	30 June 2022
	$'000	$'000

Current assets
Other receivables	80	1
Loan receivable	-	2,320
Provincial sales tax 'PST' receivable	7,112	10,023
Loss allowance for PST receivable	(6,871)	-
Interest receivable	-	75
Goods and services tax 'GST' receivable	10,591	11,235
Loss allowance for GST receivable	(8,338)	-

	2,574	23,654

Allowance for expected credit losses
The Group has recognized a loss of $15,209,000 in profit or loss for the period ended 31 December 2022, in respect of other receivables held by the Non-Recourse SPVs. The entire GST and PST receivable balances held by the Non-Recourse SPVs are not expected to be recoverable by the Group due to the appointment of a receiver to the Non-Recourse SPVs on 3 February 2023. See note 12 and note 20 for further details.

Note 8. Mining hardware prepayments

	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Mining hardware prepayments	74,320	158,184
Mining hardware prepayments impairment	(15,342)	-

	58,978	158,184

Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware, that is yet to be delivered. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

As at 31 December 2022, the Group held $74,320,000 (30 June 2022: $158,184,000) in prepayments made to Bitmain for future mining hardware deliveries. $4,041,000 of this balance relates to prepayments made by one of the Non-Recourse SPVs and has been impaired by the Group. The Group does not expect to recover this asset and has therefore impaired it to a net realizable value of nil. See note 12 and note 20 for further details.

The remaining $70,279,000(1) of this balance relates to payments made by a separate unencumbered subsidiary of the Company, in relation to the Bitmain 10 EH/s hardware purchase agreement. This prepayment was impaired by $11,301,000 as at 31 December 2022 with consideration to the accounting impact of the agreement signed on 8 February 2023 whereby the Group utilized all remaining prepayments including a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s with no additional cash outlay. Subsequent to 31 December 2022, the Group has utilized all of this prepayment at a value equal to the carrying amount at 31 December 2022 in connection with this agreement.

See note 20 for further information.

(1)The USD cash payment made by the Canadian subsidiary of the Group was $75,000,000. The retranslated balance of the prepayment, less accumulated impairment as at 31 December 2022 is $58,978,000.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 9. Property, plant and equipment
	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Land - at cost	1,794	1,836

Buildings - at cost	89,282	13,768
Less: Accumulated depreciation	(2,214)	(686)
	87,068	13,082

Plant and equipment - at cost	3,859	3,564
Less: Accumulated depreciation	(502)	(364)
	3,357	3,200

Mining hardware - at cost	233,992	171,120
Less: Accumulated depreciation	(24,678)	(7,973)
Less: Impairment	(71,666)	-
	137,648	163,147

Development assets - at cost	44,074	66,297
Less: Impairment	(686)	-
	43,388	66,297

	273,255	247,562

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Development Assets	Total
	$'000	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2022	1,836	13,082	3,200	163,147	66,297	247,562
Additions	(6)	313	455	71,613	56,768	129,143
Exchange differences	(36)	(3,436)	(141)	(8,244)	(316)	(12,173)
Impairment of assets	-	-	-	(71,666)	(686)	(72,352)
Transfers in/(out)	-	78,675	-	-	(78,675)	-
Depreciation expense	-	(1,566)	(157)	(17,202)	-	(18,925)

Balance at 31 December 2022	1,794	87,068	3,357	137,648	43,388	273,255

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are installed onsite and available for use.

Impairment of mining hardware and has been calculated based on the impairment testing of the Group’s cash-generating unit (CGU). See note 11 for further details. The balance of Property, Plant and Equipment at 31 December 2022, excluding mining hardware held by the Non-Recourse SPVs, is $161,425,000.

Development assets includes costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs incurred in relation to other potential infrastructure sites.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 10. Right-of-use assets

	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Land and buildings - right-of-use asset	1,472	1,309
Less: Accumulated depreciation	(127)	(56)

	1,345	1,253

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land and buildings	Total
	$'000	$'000

Balance at 1 July 2022	1,253	1,253
Additions	213	213
Exchange differences	(50)	(50)
Depreciation expense	(71)	(71)

Balance at 31 December 2022	1,345	1,345

The land and buildings right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada, as well as other leases for corporate offices.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less, and leases of low value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 11. Goodwill

	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Goodwill - at cost	-	634

Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:

Goodwill
$'000

Balance at 1 July 2022	634
Exchange differences	(31)
Impairment	(603)

Balance at 31 December 2022	-

The Group operates as a single cash generating unit. To determine if goodwill is impaired, the carrying value of the identified CGU (to which the goodwill is allocated) is compared to its recoverable amount.

The recoverable amount of the CGU is based on ‘value in use’ (‘VIU’) calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU. Cash flow projections have been based on management’s best estimates covering a three-year period. Cashflows beyond this three-year period are extrapolated using a growth rate of 2.5%. The growth rate does not exceed the long-term average growth rate for the business. The Group has applied a pre-tax discount rate of 19.5% to discount the forecast future cash flows attributable to the CGU.

In forecasting cash flows over the three-year period, management has assumed a Bitcoin price and global hashrate based on historic data, completion of key construction sites within the Group, and electricity costs remain within the current regulated levels in British Columbia, Canada and at forecasted external market pricing in unregulated markets.

As at 31 December 2022, management determined that the Group’s carrying value was not supported by its recoverable amount. Based on the associated VIU projections, the Group impaired its goodwill of $603,000 to $nil.

Given the VIU did not support the carrying amount of the CGU, management also estimated the fair value less cost of disposal of the assets in the CGU. This was performed using the market approach, based on observable market prices for similar assets. As a result, an impairment of $25,700,000 was recognized on the Group’s mining hardware. The analysis supported the carrying value of the Group’s infrastructure assets (Land, Buildings, Plant and equipment).

As the mining hardware assets held by the Non-Recourse SPVs are no longer expected to generate future cashflows for the Group, their associated carrying value was excluded from the Group’s CGU impairment testing. A separate impairment charge of $46,000,000 has been recognized to reduce the carrying value of the Non-Recourse SPV’s assets to their expected net realizable value to the Group (i.e. equal to the value of the third-party debt outstanding in each of the Non-Recourse SPVs) (see note 12 for further information).

The impairment expense described above has been recognized in the unaudited interim consolidated statements of profit or loss as impairment of assets.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 12. Borrowings

	31 Dec 2022	30 June 2022
	$'000	$'000

Current liabilities
Mining hardware finance	103,398	61,988
Capitalized borrowing costs - mining hardware finance	(1,546)	(1,774)
Mining hardware finance accrued interest	8,738	189
Lease liability	128	81

	110,718	60,484

Non-current liabilities
Mining hardware finance	-	47,421
Capitalized borrowing costs - mining hardware finance	-	(803)
Lease liability	1,261	1,185

	1,261	47,803

	111,979	108,287

Mining hardware finance
Prior to 30 June 2022, three of the Group’s subsidiaries entered into separate limited recourse equipment finance and security agreements with third-party financiers. The lender to each of the relevant subsidiaries has no recourse to, and no cross collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of the facilities. As at 30 June 2022, the outstanding balance owed by each of these subsidiaries was as follows:
●	IE CA 2 Holdings Ltd.:$1,914,000
●	IE CA 3 Holdings Ltd.:$36,300,000
●	IE CA 4 Holdings Ltd.:$71,195,000

On 4 November 2022, the Non-Recourse SPVs and IE CA 2 Holdings Ltd. received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender to the Non-Recourse SPVs is taking steps to enforce the indebtedness and its rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed a receiver to the Non-Recourse SPVs on February 3, 2023.

In December 2022, IE CA 2 Holdings Ltd. fully repaid the remaining outstanding balance in relation to its third-party facility.

As at 31 December 2022, the outstanding principal and interest balance (less capitalized borrowing costs) owed by each of the subsidiaries was as follows:
●	IE CA 2 Holdings Ltd.:$0
●	IE CA 3 Holdings Ltd.:$34,296,000
●	IE CA 4 Holdings Ltd.:$76,294,000

As at 31 December 2022, assets held by the Non-Recourse SPVs have been impaired in the Group consolidated financial statements to reflect their expected net realizable value to the Group (i.e. to a value equal to the third-party debt outstanding in each of the Non-Recourse SPVs). See note 11 and note 20 for further information.

Lease liabilities
The Group's lease liability relates to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021. Other lease liabilities recognized are in relation to corporate office sites.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 13. Provisions

	31 Dec 2022	30 June 2022
	$'000	$'000

Current liabilities
Provision for non-refundable sales tax	3,370	2,469
Other	1,258	-

	4,628	2,469

Non-Refundable Sales Tax
The Canada Revenue Agency (‘CRA’) is currently conducting an audit of input tax credits (‘ITCs’) claimed by several of the Group’s Canadian subsidiaries during the period October 2019 to November 2022. The CRA has issued an assessment in relation to one of the entities which, the Directors believe would be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and submitted a formal notice of objection to the CRA in November 2022. The CRA has acknowledged receipt of the appeal application however has not yet provided any further correspondence to the Group.

As at 31 December 2022, the above provision includes $1,215,000 recorded in the Non-Recourse SPVs.

Other
The other provision balance of $1,258,000 relates to cash and cash equivalents held by the Non-Recourse SPVs and not expected to be recoverable by the Group. The related expense for this provision has been recognized in profit or loss as impairment of assets.

Note 14. Dividends

There were no dividends paid, recommended or declared during the current or previous period.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 15. Earnings per share

	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021
	$'000	$'000

Profit/(loss) after income tax for the three months ended	(143,954)	70,323
Adjustment for fair value gain on hybrid instruments	-	(113,100)
Adjustment for interest expense on hybrid instruments	-	8,635

Loss after income tax used in calculating diluted earnings per share	(143,954)	(34,142)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	53,028,867	36,983,276
Adjustments for calculation of diluted earnings per share:
Options over ordinary shares	-	3,734,377
Convertible notes	-	9,297,007

Weighted average number of ordinary shares used in calculating diluted earnings per share	53,028,867	50,014,660

	Cents	Cents

Basic earnings per share	(271.46)	190.15
Diluted earnings per share	(271.46)	(68.26)

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Profit/(loss) after income tax	(161,894)	(418,767)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	53,028,867	29,050,364

Weighted average number of ordinary shares used in calculating diluted earnings per share	53,028,867	29,050,364

	Cents	Cents

Basic earnings per share	(305.29)	(1,441.52)
Diluted earnings per share	(305.29)	(1,441.52)

In periods where the Group recorded a loss after tax, any potential ordinary shares are antidilutive.

Note 16. Contingent liabilities

There were no contingent liabilities as at 31 December 2022 and 30 June 2022.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 17. Commitments

As at 31 December 2022, the Group had commitments of $243,591,000 (30 June 2022 $346,623,000) which are payable in instalments from January 2023 to December 2023. These commitments include committed capital expenditure on infrastructure and long-term purchase contracts in relation to mining hardware. As at 31 December 2022, total Group commitments excludes shipping and taxes.

In July 2021, IE CA 5 Holdings Ltd., an unencumbered subsidiary of the Group, entered into a $400,000,000 binding hardware purchase agreement with Bitmain.

This contract reflects $225,018,000 of total commitments at 31 December 2022 (30 June 2022: $316,160,000).

Subsequent to 31 December 2022, the Group signed an agreement with Bitmain to utilize all of the mining hardware prepayments and settle all committed contractual outflows under this agreement. See note 20 for further information.

Note 18. Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:

Employee Share Plan
The Group's Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.

The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group's board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.8647 (A$5.0005) with an expiration date of 20 December 2025. All 'Executive Director Liquidity and Price Target Options' vested on completion of the IPO on 17 November 2021 in accordance with the following vesting thresholds:

●	If the IPO price or volume weighted average market price (‘VWAP’) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $5.41 (A$7.00): 300,000 options vest

●	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $6.96 (A$9.00): 300,000 options vest

●	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $8.50 (A$11.00): 400,000 options vest

The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, ‘Distribution’) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital. As at 31 December 2022, none of the 2,000,000 outstanding vested 'Executive Director Liquidity and Price Target Options' have been exercised.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 18. Share-based payments (continued)

Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.

Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (‘NED Option Plan’) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.

2021 Executive Director Long-term Target Options
On 18 August 2021, the Group's shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option (‘Long-term Target Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant Executive Director has not voluntarily resigned as a Director of the Company. The vesting thresholds are detailed below:

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest.

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.

Restricted Share Units ('RSUs')
On 1 July 2022, the Group issued a total of 1,953,535 restricted share units. These RSUs include a grant of 1,073,706 RSUs to the below Directors of the Company:

Director	Title	Number of RSU's granted

Daniel Roberts	Executive Director and Co-CEO	534,853
William Roberts	Executive Director and Co-CEO	534,853
Michael Alfred	Non-Executive Director	4,000

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 18. Share-based payments (continued)

229,223 of the RSUs each granted to Daniel Roberts and William Roberts have associated vesting conditions of which 50% of each individual's RSU grant will vest after 3.25 years and the remaining 50% will vest after 4.25 years, subject to the following criteria which is tested at the end of each respective vesting period:

- 80% vesting based on continued service with the Group over the vesting period; and
- 20% vesting based on total shareholder return against a peer group of Nasdaq listed entities (and continued service over the vesting period).

305,630 of the RSUs granted to each of Daniel Roberts and William Roberts are subject to a sole vesting condition and will immediately vest when the daily closing share price of the of the ordinary shares of Company exceeds $28 for 10 trading days out of any 15 consecutive full trading day period following the grant date.

The 4,000 RSUs issued to Michael Alfred vested on 15 December 2022 as he met the sole service condition of remaining as a Non-executive Director of the Company until 15 December 2022.

325,415 RSUs were also granted to the below executive Key Management Personnel (‘KMP’) and Company Secretary with the remaining 554,414 RSU’s issued to other executives and employees of the Group.

KMP	Title	Number of RSUs granted

Lindsay Ward	President	160,858
David Shaw	Chief Operating Officer	84,450
Belinda Nucifora	Chief Financial Officer	80,107

All of the RSU’s (other than those issued to the Director's) have identical vesting conditions of which 50% of each individual's RSU grant will vest after three years and the remaining 50% will vest after four years, subject to the following criteria which is tested at the end of each respective vesting period:

- 80% vesting based on continued service with the Group over the vesting period; and
- 20% vesting based on total shareholder return against a peer group of Nasdaq listed entities (and continued service over the vesting period).

On 16 December 2022, the Group issued a total of 104,559 restricted share units to Non-Executive Directors of the Company. These RSUs will vest at the earlier of within 10 days of the release of the consolidated Group financial statements for the year ended 30 June 2023 or by 31 December 2023:

Director	Title	Number of RSU's granted

David Batholomew	Non-Executive Director	34,853
Chris Guzowski	Non-Executive Director	34,853
Michael Alfred	Non-Executive Director	34,853

For all RSUs issued the Board has full discretion to, at any time, interpret, apply or not apply, amend, modify, or terminate the LTIP, any plan rules and any individual RSU granting and vesting.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 18. Share-based payments (continued)

Reconciliation of outstanding share options and RSUs
Set out below are summaries of options and RSUs granted under all plans:

	Number of options/RSUs	Weighted average exercise price
	Six months ended 31 Dec 2022	Six months ended 31 Dec 2022

Outstanding as at 1 July 2022	9,010,547	$41.67
Granted during the period	2,058,094	$0.00
Forfeited during the period	(170,440)	$14.01
Exercised during the period	(4,000)	$0.00

Outstanding as at 31 December 2022	10,894,201	$34.25

Exercisable as at 31 December 2022	3,440,160	$3.00

As at 31 December 2022, the weighted average remaining contractual life of options outstanding is 7.93 years (30 June 2022: 8.69 years).

The share-based payment expense for the three months ended 31 December 2022 was $3,152,000 (31 December 2021: $4,927,000).

The share-based payment expense for the six months ended 31 December 2022 was $6,770,000 (31 December 2021: $6,777,000).

Note 19. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.

Changes in key management personnel
There have been no new appointments made to key management personnel during the period.
Refer to note 18 which sets out the details of options which were granted to key management personnel during the period.

Other key management personnel transactions
Daniel Roberts and William Roberts are both entitled to receive an annual base salary of $545,834 each as approved by the Board in July 2022 and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers and compassionate leave). The salary increase is effective from the date of the IPO and, in addition, a one-off payment of $508,093 was made in July 2022 to each of them to compensate for a period of significantly reduced cash compensation up to April 2021.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 20. Events after the reporting period

Committed Equity Facility
Iris Energy Limited entered into an agreement with B. Riley Principal Capital II, LLC (“B. Riley”) effective 26 January 2023 pursuant to which Iris Energy has the option, but not the obligation, to sell up to $100 million of ordinary shares to B. Riley over the next two years. The facility has not yet been utilized.

Bitmain prepayments and mining hardware sales
In early January 2023, the Group further utilized mining hardware prepayments held at 31 December 2022, through the sale of 0.83 EH/s of mining hardware to third parties. The net carrying value of the of the prepayment associated with the hardware sold was $6,205,000 at 31 December 2022, equal to the net cash proceeds received in January 2023.

On 8 February 2023, the Group entered into an agreement to utilize all remaining prepayments of US$66.7(1) million under its 10 EH/s contract with Bitmain, which includes a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s of new miners without any additional cash outlay. Newly acquired miners are to be installed in the Company’s data centers, increasing self-mining operating capacity to 5.5 EH/s over the coming months. The Group is considering options for the sale of surplus miners to re-invest in growth initiatives and/or corporate purposes. Following this transaction, the Group’s obligations under its existing 10 EH/s contract with Bitmain (as disclosed in Note 17) have been fully resolved, with no remaining commitments.

Appointment of receiver to Non-Recourse SPVs
On January 20, 2023, the lender filed a petition with the British Columbia Supreme Court, primarily seeking the appointment of PwC as receiver over the assets and undertakings of the Non-Recourse SPVs, in relation to their failures to make payments when due under their respective equipment financing agreements. The court subsequently appointed PwC as the receiver of the Non-Recourse SPVs on 3 February 2023.

Update to key management personnel
On 25 January 2023, the Group announced the retirement of its president, Lindsay Ward. Lindsay joined Iris Energy as President in October 2021 to assist with the build out of the Company’s initial growth projects in North America and to enhance the Company’s operational capability. During that time, the team successfully completed the expansion to 160MW of data center capacity across British Columbia at Canal Flats (30MW), Prince George (50MW) and Mackenzie (80MW), all on or ahead of schedule.

Having supported Iris Energy’s first phase of growth post listing, Lindsay is retiring as part of his transition away from a full-time executive career to pursue additional Non-Executive Director opportunities. Lindsay will remain with the Company until June 30, 2023 to assist with energization of the Company’s 600MW site at Childress, Texas and to provide general support to the business.

No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

(1) The USD cash payment made by the Canadian subsidiary of the Group was $66,672,000. The retranslated balance of the prepayment, less impairment as at 31 December 2022 is $52,773,000.